FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEB 2024

COMMISSION FILE NUMBER 1-15150

The Dome Tower

Suite 3000, 333 - 7th Avenue SW

Calgary, Alberta

Canada T2P 2Z1

 (403) 298-2200

US Bank Tower

Suite 2200, 950 - 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-273750) and Form S-8 (File No. 333-200583).

Arrangement Agreement

As previously disclosed, on February 21, 2024, Enerplus Corporation (the “Company”) entered into an arrangement agreement (the “Arrangement Agreement”) by and among the Company, Chord Energy Corporation (“Chord”), and Spark Acquisition ULC, a wholly owned subsidiary of Chord (“Canadian Sub”), pursuant to which, among other things, Canadian Sub will acquire all of the issued and outstanding common shares of the Company in accordance with a court-approved plan of arrangement under the Business Corporations Act (Alberta). A copy of the Arrangement Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. On February 22, 2024, the Company filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR+) a material change report, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Document
99.1*	Arrangement Agreement, dated as of February 21, 2024 by and among Chord Energy Corporation, Spark Acquisition ULC and Enerplus Corporation.
99.2	Material Change Report.

*Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

/s/ David A. McCoy
Name: David A. McCoy
Title: Vice President, General Counsel & Corporate Secretary

Dated: February 23, 2023